EXHIBIT 97

HARROW HEALTH, INC.

Policy Regarding the Mandatory Recovery of Compensation

Effective September 7, 2023

I.	Applicability. This Policy Regarding the Mandatory Recovery of Compensation (this “Policy”) applies to any Incentive Compensation paid to Executive Officers of Harrow Health, Inc. (the “Company”). This Policy is intended to comply with and be interpreted in accordance with the requirements of Listing Rule 5608 (“Listing Rule 5608”) of The Nasdaq Stock Market LLC (“Nasdaq”). The provisions of Listing Rule 5608 shall prevail in the event of any conflict between the text of this Policy and such listing rule. Certain capitalized terms are defined in Section IV hereof.

II.	Recovery.

a.	Triggering Event.

Except as provided herein and subject to Section II(b) below, in the event that the Company is required to prepare a Financial Restatement, the Company shall recover any Recoverable Amount of any Incentive Compensation received by a current or former Executive Officer during the Look-Back Period. The Recoverable Amount shall be repaid to the Company within a reasonably prompt time after the current or former Executive Officer is notified in writing of the Recoverable Amount as set forth in Section II(c) below, accompanied by a reasonably detailed computation thereof. For the sake of clarity, the recovery rule in this Section II(a) shall apply regardless of any misconduct, fault, or illegal activity of the Company, any Executive Officer, the Company’s Board of Directors (the “Board”) or any committee thereof.

b.	Compensation Subject to Recovery.

i.	Incentive Compensation subject to mandatory recovery under Section II(a) includes any Incentive Compensation received by an Executive Officer:

a.	After beginning service as an Executive Officer;

b.	Who served as an Executive Officer at any time during the performance period for that Incentive Compensation;

c.	While the Company has a class of securities listed on a national securities exchange or a national securities association; and

d.	During the Look-Back Period.

ii.	As used in this Section II(b), Incentive Compensation is deemed “received” in the fiscal period that the Financial Reporting Measure specified in the applicable Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period. This Section II(b) will only apply to Incentive Compensation received in any fiscal period ending on or after the effective date of Listing Rule 5608.

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c.	Recoupment.

i.	The Compensation Committee of the Board (the “Compensation Committee”) shall determine, at its sole discretion, the method for recouping Incentive Compensation, which may include (A) requiring reimbursement of Incentive Compensation previously paid; (B) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; (C) deducting the amount to be recouped from any compensation otherwise owed by the Company to the Executive Officer; and/or (D) taking any other remedial and recovery action permitted by law, as determined by the Compensation Committee.

d.	Recoverable Amount.

i.	The “Recoverable Amount” is equal to the amount of Incentive Compensation received in excess of the amount of Incentive Compensation that would have been received had it been determined based on the restated amounts in the Financial Restatement, without regard to taxes paid by the Company or the Executive Officer.

ii.	For Incentive Compensation based on stock price or total shareholder return, where the amount of erroneously awarded Incentive Compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, the Recoverable Amount must be based on a reasonable estimate of the effect of the Financial Restatement on the stock price or total shareholder return upon which the Incentive Compensation was received, as determined by the Compensation Committee, which shall be set forth in writing.

e.	Exceptions to Applicability.

The Company must recover the Recoverable Amount of Incentive Compensation as stated above in Section II(a), unless the Compensation Committee, or in the absence of such committee, a majority of the independent directors serving on the Board, makes a determination that recovery would be impracticable, and at least one of the following applies:

i.	The direct expense paid to a third party to assist in enforcing recovery would exceed the Recoverable Amount, and a reasonable attempt to recover the Recoverable Amount has already been made and documented;

ii.	Recovery of the Recoverable Amount would violate home country law (provided such law was adopted prior to November 28, 2022 and that an opinion of counsel in such country is obtained stating that recoupment would result in such violation); or

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iii.	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company and its subsidiaries, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

III.	Miscellaneous.

a.	The Board or Compensation Committee may require that any incentive plan, employment agreement, equity award agreement, or similar agreement entered into on or after the date hereof shall, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy, including the repayment of the Recoverable Amount of erroneously awarded Incentive Compensation.

b.	The Company shall not indemnify any Executive Officer or other individual against the loss of any incorrectly awarded or otherwise recouped Incentive Compensation.

c.	The Company shall comply with applicable compensation recovery policy disclosure rules of the Securities and Exchange Commission (the “Commission”).

IV.	Definitions.

a.	Incentive Compensation. “Incentive Compensation” means any compensation that is granted, earned, or vests based wholly or in part upon the attainment of a Financial Reporting Measure.

b.	Financial Reporting Measure. “Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are considered to be Financial Reporting Measures for purposes of this Policy. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Commission.

c.	Financial Restatement. A “Financial Restatement” means any accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that (i) is material to the previously issued financial statements (commonly referred to as a “Big R” restatement), or (ii) is not material to previously issued financial statements, but would result in a material misstatement if the error were left uncorrected in the current period or the error correction were recognized in the current period (commonly referred to as a “little r” restatement). For purposes of this Policy, the date of a Financial Restatement will be deemed to be the earlier of (i) the date the Board, a committee of the Board, or officers authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement, and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement.

d.	Executive Officer. “Executive Officer” shall mean the Company’s Chief Executive Officer, President, Chief Financial Officer, or principal accounting officer (or, if there is no such accounting officer, the Controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), and any other officer or person who performs a significant policy-making function for the Company, whether such person is employed by the Company or a subsidiary thereof. For the sake of clarity, “Executive Officer” includes at a minimum executive officers identified by the Board pursuant to 17 CFR 229.401(b).

e.	Look-Back Period. The “Look-Back Period” means the three completed fiscal years immediately preceding the date of a Financial Restatement and any transition period as set forth in Listing Rule 5608.

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